Exhibit 14.2

FINLAY ENTERPRISES, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

I.	Introduction

This Code of Ethics for Senior Financial Officers is applicable to the Company’s Chief Financial Officer and Controller, or any person performing similar functions (a “Senior Financial Officer”). References in this Code of Ethics to the Company means the Company or any of its or their subsidiaries.

While we expect honest and ethical conduct in all aspects of Company business from all employees, we expect the highest possible standards from our Senior Financial Officers. We expect you to foster a culture of transparency, integrity and honesty and to set an example for other employees. Compliance with this Code and the Code of Business Conduct and Ethics is a condition to your continued employment.

In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”), any change or waiver of this Code will be immediately disclosed pursuant to a filing on Form 8-K (or any successor form), dissemination by the Internet or other electronic means.

II.	Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or appear to interfere, in any way, with the interests of the Company as a whole. A conflict situation can arise when you take action, or have interests that may make it difficult, for you to perform your work effectively. Conflicts of interest also arise when you, or a member of your household, receive(s) improper personal benefits as a result of your position in the Company. Loans or guarantees of obligations for any employees, officers, directors or any of their household members, are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which you or any member of your household have an interest.

Engaging in any conduct that represents a conflict of interest is prohibited.

As a Senior Financial Officer of the Company, it is imperative that you avoid any investment, interest or association which interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in the Company’s best interest. Any potential conflicts of interest must be reported immediately to the Company’s General Counsel.

III.	Accurate Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports is required by SEC rules and essential to the success of our business. Please exercise the highest standard of care in preparing such reports in accordance with the guidelines set forth below.

•	All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.
•	All records must fairly and accurately reflect the transactions or occurrences to which they relate.
•	All records must fairly and accurately reflect in appropriate detail the Company’s assets, liabilities, revenues and expenses.
•	The Company’s accounting records must not contain any false or intentionally misleading entries.
•	No transactions will be intentionally misclassified as to accounts, departments or accounting periods.
•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
•	No information will be concealed from the internal auditors or the independent auditors.
•	Compliance with Generally Accepted Accounting Principles and the Company’s system of internal accounting controls is required at all times.

IV.	Compliance with Laws

You are expected to comply both with the letter and spirit of all applicable governmental rules and regulations. If you fail to comply with this Code, the Code of Business Conduct and Ethics and applicable laws, you will be subject to disciplinary measures, including discharge from the Company.